                                                              File No. 001-16189






                                    FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                                  ANNUAL REPORT




                            PURSUANT TO SECTION 15(d)

                                     of the

                       SECURITIES AND EXCHANGE ACT OF 1934





                   For the fiscal year ended December 31, 2002





                       BAY STATE GAS COMPANY SAVINGS PLAN
                        FOR OPERATING EMPLOYEES AND TRUST

                                  NiSource Inc.
                               801 E. 96th Avenue
                             Merrillville, IN 46410

     BAY STATE GAS COMPANY
     SAVINGS PLAN FOR OPERATING
     EMPLOYEES AND TRUST
     Financial Statements as of December 31, 2002 and
     2001 and for the Year Ended December 31, 2002,
     Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

TABLE OF CONTENTS



                                                                                                               PAGE

INDEPENDENT AUDITORS' REPORT                                                                                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001                              2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002                3

   Notes to Financial Statements                                                                                 4

SUPPLEMENTAL SCHEDULE*:

   Form 5500 Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2002             8




* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
Bay State Gas Company Savings Plan
For Operating Employees and Trust
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Bay State Gas Company Savings Plan for Operating Employees and Trust (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Indianapolis, Indiana

June 1, 2003

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS                                                                 2002               2001
Investments, at fair value:
  Mutual funds                                                     $13,144,281
  NiSource Inc. Common Stock Fund                                    4,826,318
  Money market fund                                                  3,657,011
  Interest bearing cash                                                               $23,986,691
  Participant loans                                                  1,301,057          1,280,622
                                                                   -----------        -----------

           Total investments                                        22,928,667         25,267,313
                                                                   -----------        -----------

Receivables:
  Participant contributions                                             39,873            154,732
  Employer contributions                                                27,319             34,097
  Accrued interest and dividends                                                              933
                                                                   -----------        -----------

           Total receivables                                            67,192            189,762
                                                                   -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                                  $22,995,859        $25,457,075
                                                                   ===========        ===========


See notes to financial statements.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002


ADDITIONS:
  Contributions:
    Participant                                                                 $ 2,057,343
    Employer                                                                        685,798
                                                                                -----------

           Total additions                                                        2,743,141
                                                                                -----------

DEDUCTIONS:
  Investment income (loss):
    Net depreciation in fair value of investments                                (4,357,282)
    Dividends and interest                                                          619,251
                                                                                -----------

           Investment loss, net                                                  (3,738,031)

  Benefits paid to participants                                                  (1,195,846)
  Transfers, net                                                                   (267,557)
  Administrative expenses                                                            (2,923)
                                                                                -----------

           Total deductions                                                      (5,204,357)
                                                                                -----------

NET DECREASE                                                                     (2,461,216)

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                             25,457,075
                                                                                -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                                  $22,995,859
                                                                                ===========


See notes to financial statements.

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



1.    DESCRIPTION OF THE PLAN

      Bay State Gas Company (the "Company") is a wholly owned subsidiary of NiSource Inc. The following description of the Bay State Gas Company Savings Plan for Operating Employees and Trust (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL--The Plan was established effective January 1, 1988. It is a defined contribution plan available to substantially all employees of the Company who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PLAN ADMINISTRATION--The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Merrill Lynch Trust Company held the Plan's assets and executed all investment transactions through December 31, 2001. Effective January 1, 2002, Fidelity Management Trust Company (the "Trustee") holds all of the Plan's assets and executes all investment transactions.

      CONTRIBUTIONS--Each year, participants may contribute up to 15% of compensation (as defined in the Plan) on a pre-tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

      The Company makes contributions to the Plan in accordance with the various governing collective bargaining agreements as set forth in the Plan document. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions from 2.5% to 3.5% of eligible compensation. The matching Company contribution is allocated according to the participants' directed accounts.

      PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses.

      VESTING--Participants are fully vested in their accounts at all times.

      PARTICIPANT LOANS--Participants that have participated in the Plan for at least one year may borrow up to 50% from their accounts a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.75% to 10.5%, which are commensurate with local prevailing rates as determined by the provisions of the Plan and subject to periodic review by the administrative committee. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is used to purchase the participant's primary residence, which allows repayment up to 15 years.

      PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a distribution in (1) a single lump sum; (2) a portion paid in a lump sum, and the remainder paid later (partial payment); or (3) periodic installments over a period not to exceed the life expectancy of the participant and his or her beneficiary. Participants may elect that a distribution in the form of a lump sum payment be made in the form of whole shares of NiSource Inc. stock and cash in lieu of fractional shares (to the extent the distribution consists of amounts from the NiSource Inc. Common Stock Fund). If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

      TRANSFERS BETWEEN PLANS--Transfers between plans occur when employees transfer out of the Union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

      EMPLOYEE STOCK OWNERSHIP PLAN--Effective January 1, 2002, the NiSource Inc. Common Stock Fund was changed to operate as an Employee Stock Ownership Plan (ESOP). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time after they reach age 50. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

      VOTING RIGHTS OF NISOURCE INC. COMMON STOCK FUND PARTICIPANTS--Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares), represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The financial statements of the Plan were prepared using the accrual basis of accounting.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Participant loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

      PAYMENT OF BENEFITS--Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES--Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are paid by the Plan.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                      December 31,
                                                                         -------------------------------------
                                                                                 2002               2001

        NiSource Inc. Common Stock Fund                                      $ 4,826,318
        Fidelity Growth Fund                                                   2,126,693
        Fidelity Overseas Fund                                                 1,588,822
        Fidelity Retirement Money Market Fund                                  3,657,011
        Fidelity Spartan U.S. Equity Fund                                      3,983,272
        Interest bearing cash                                                                  $ 23,986,691





      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

        Mutual funds                                                          $ (3,515,388)
        NiSource Inc. Common Stock Fund                                           (841,894)
                                                                              ------------

                                                                              $ (4,357,282)
                                                                              ============

      The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.    RELATED-PARTY TRANSACTIONS

      The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Additionally, certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.

6.    TAX STATUS

      The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated January 17, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                     ******

                              SUPPLEMENTAL SCHEDULE

BAY STATE GAS COMPANY SAVINGS PLAN
FOR OPERATING EMPLOYEES AND TRUST

EIN: 04-3442797, PLAN NUMBER 011
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

               IDENTITY OF ISSUER,                              DESCRIPTION OF INVESTMENT,
                BORROWER, LESSOR,                       INCLUDING MATURITY DATE, RATE OF INTEREST,                   FAIR
                OR SIMILAR PARTY                           COLLATERAL AND PAR OR MATURITY VALUE                      VALUE

  *   NiSource Inc.                        Common Stock Fund                                                    $  4,826,318
  *   Fidelity Investments                 Puritan Fund                                                               41,316
  *   Fidelity Investments                 Magellan Fund                                                             194,383
  *   Fidelity Investments                 Contrafund                                                                259,427
  *   Fidelity Investments                 Equity Income Fund                                                         62,452
  *   Fidelity Investments                 Growth Fund                                                             2,126,693
  *   Fidelity Investments                 Growth & Income Fund                                                      102,814
  *   Fidelity Investments                 Intermediate Bond Fund                                                    319,049
  *   Fidelity Investments                 Overseas Fund                                                           1,588,522
  *   Fidelity Investments                 Europe Fund                                                                13,661
  *   Fidelity Investments                 Pacific Basin Fund                                                         16,251
  *   Fidelity Investments                 Balanced Fund                                                              87,496
  *   Fidelity Investments                 Small Cap Independent Fund                                                104,369
  *   Fidelity Investments                 Freedom Income Fund                                                       276,578
  *   Fidelity Investments                 Freedom 2010 Fund                                                         748,862
  *   Fidelity Investments                 Freedom 2020 Fund                                                         748,255
  *   Fidelity Investments                 Freedom 2030 Fund                                                         451,140
  *   Fidelity Investments                 Freedom 2040 Fund                                                         729,292
  *   Fidelity Investments                 Retirement Money Market Fund                                            3,657,011
  *   Fidelity Investments                 Spartan U.S. Equity Fund                                                3,983,272
      PIMCO Investments                    Total Return Fund (institutional)                                         284,045
      PIMCO Investments                    Long-term Government Fund                                                 236,936
      PIMCO Investments                    Low-duration Fund (institutional)                                         131,400
      PIMCO Investments                    StockPLUS Fund (institutional)                                             11,630
      Berger Investments                   Small Cap Value Fund (institutional)                                      393,823
      Dreyfus Investments                  Emerging Leaders Fund                                                      84,914
      American Funds Investments           EuroPacific Growth Fund                                                    68,830
      Vanguard Investments                 U.S. Growth Investor Shares Fund                                           64,167
      Morgan Stanley Investments           U.S. Small Cap Core Fund                                                   14,704
  *   Various Plan participants            Participant loans, with interest rates ranging from 4.75%
                                           to 10.5% and maturity dates ranging from January 1, 2003
                                           to June 17, 2008.                                                       1,301,057
                                                                                                                ------------

                                           Total assets (held at end of year)                                   $ 22,928,667
                                                                                                                ============

  *   Denotes a party-in-interest

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



BAY STATE GAS COMPANY
SAVINGS PLAN FOR OPERATING EMPLOYEES AND TRUST


By                     /s/David J. Vajda
   ----------------------------------------------------------------
           Vice President & Treasurer, NiSource Inc.
                Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. Section 1350, that, to his knowledge, the accompanying annual report on Form 11-K of the Bay State Gas Company Savings Plan For Operating Employees and Trust for the fiscal year ended on December 31, 2002 fully complies with the requirements of 15 U.S.C. Section 78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.


/s/ Gary L. Neale                           /s/ Michael W. O'Donnell
----------------------------------          ------------------------------------
Chairman, President and                     Executive Vice President and
Chief Executive Officer                     Chief Financial Officer